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                              January 12, 2024

       Ismini Panagiotidi
       Chief Executive Officer
       Icon Energy Corp.
       17th km National Road
       Athens-Lamia & Foinikos Str.
       14564, Nea Kifissia
       Athens, Greece

                                                        Re: Icon Energy Corp.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
19, 2023
                                                            CIK No. 0001995574

       Dear Ismini Panagiotidi:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted December 19, 2023

       Prospectus Summary, page 1

   1. Please provide a chart detailing your corporate structure, including your subsidiaries prior to and following the
completion of the offering.
       Risk Factors, page 8

   2. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Revise to include a separate risk factor addressing the potential for rapid and substantial
price volatility and any known factors particular to your offering that may add to this risk
and discuss the risks to investors when investing in stock where the
 Ismini Panagiotidi
Icon Energy Corp.
January 12, 2024
Page 2
         price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
Anti-takeover provisions in our amended and restated articles of incorporation and amended and restated bylaws could make it difficult..., page 37

3. We note your disclosure in this risk factor regarding anti-takeover provisions, including provisions that permit the removal of any director only for cause. Please revise to also disclose in this section the vote required to remove a director. We note your related disclosure on page 79.
Use of Proceeds, page 40

4. We note your disclosure that you intend to use the net proceeds of the offering for general corporate purposes, which may include, among other things, funding for working capital needs and fleet expansion. If known, please revise to provide the information required by
         Item 3.C of Form 20-F with respect to the acquisition of additional vessels. If the company has no specific plans for the proceeds, please revise to discuss the principal reasons for the offering. Refer to Item 3.C.1 of Form 20-F. Management's Discussion and Anlaysis of Financial Condition and Results of Operations
Overview, page 45

5. We note from your disclosures here and elsewhere in the registration statement that prior to the closing of this offering, you will acquire all of the outstanding share capital of Maui
         Shipping Co. in exchange for your Series A preferred shares and Series B preferred shares pursuant to the Exchange Agreement. Please revise to clearly disclose whether you intend to consummate the Exchange Agreement at or prior to the date of the effectiveness of the registration statement, or after the date of the effectiveness of the registration statement but before the closing of this offering.
Results of Operations for the Nine-Month Periods Ended September 30, 2023 and 2022, page 50

6.     We note you attribute the decrease in revenues for the nine-month period ended
       September 30, 2023 to lower charter rates in 2023. Please expand your disclosure to describe the underlying factors contributing to the decreased charter rates experienced in
       2023 versus 2022 and your assessment of whether this trend will have or is reasonably likely to have a material impact on your results of operations. Refer to SEC Release 33-
FirstName LastNameIsmini Panagiotidi
       8350. In addition, explain how your discussion of increasing BDI rates at page 55 is
Comapany    NameIcon
       consistent  with Energy Corp.
                        the lower charter rates you experienced in 2023 or revise your disclosures
Januaryto12,
          clarify.
             2024 Page 2
FirstName LastName
 Ismini Panagiotidi
FirstName
Icon EnergyLastNameIsmini Panagiotidi
             Corp.
Comapany
January 12,NameIcon
            2024    Energy Corp.
January
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Liquidity and Capital Resources, page 52

7.       Please provide a statement that in management   s opinion working
capital is sufficient for
         your present requirements, or if not, discuss how you propose to provide the additional working capital needed. Refer to Item 5.B.1(a) of Form 20-F.
The International Dry Bulk Industry, page 54

8. We note your use of industry and market data in this section. Please revise to disclose your support for these statements, including the names and dates of third party sources.
Chartering of our Fleet, page 56

9. We note your disclosure that your Initial Vessel is currently employed on a time charter.
         Please disclose all material terms of such charter agreement, including termination provisions. In addition, please file such agreement or tell us why you do not believe it is required to be filed. Refer to Item 601(b)(10) of Regulation S-K. Business
Property, Plants and Equipment, page 58

10. We note your disclosure that you do not own or lease any material properties other than your Initial Vessel. Please revise your disclosure to clarify the timing of your acquisition of the Initial Vessel.
Management, page 70

11. Please disclose how long your chief executive officer and chief financial officer have served in such positions.
12. We note your disclosure in this section regarding your executive officers, and your disclosure on page 71 regarding executive compensation. Given your disclosure on page
         71 that as of September 30, 2023, you had no employees, and you do not anticipate having any employees upon completion of this offering, please revise to clarify the nature of your employment relationship with your executive officers.
13. We note your disclosure that your chief financial officer previously served as an officer of an international shipping group and as an officer of a leading product tanker and gas carrier management company. Please revise to identify such companies. General

14. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications.
 Ismini Panagiotidi
Icon Energy Corp.
January 12, 2024
Page 4


       Please contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.



                                                         Sincerely,
FirstName LastNameIsmini Panagiotidi
                                                         Division of
Corporation Finance
Comapany NameIcon Energy Corp.
                                                         Office of Energy &
Transportation
January 12, 2024 Page 4
cc:       Filana Silberberg
FirstName LastName